================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF AUGUST 2003

                          Commission File No. 333-8880

                        SATELITES MEXICANOS, S.A. de C.V.

                          Blvd. M. Avila Camacho No. 40
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                                (52) 55-5201-0800

      The registrant files annual reports under cover of Form 20-F.

      The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

================================================================================

      Satelites Mexicanos, S.A. de C.V. ("Satmex") did not make the August 1, 2003 interest payment on its 10 1/8% Senior Notes due 2004 (the "Fixed Rate Notes"). The amount of the interest payment due was $16.2 million. According to the indenture governing the Fixed Rate Notes, Satmex has 30 days from August 1 to make the payment in order to avoid an Event of Default as defined in the indenture. Satmex's decision was made in order to conserve cash and to complete payments necessary to insure and launch its new Satmex 6 satellite as scheduled for later this year.

      Satmex intends to take measures to approach Fixed Rate Noteholders regarding a debt restructuring plan. To that effect, Satmex filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") relating to a proposed exchange offer for the Fixed Rate Notes on July 21, 2003. Satmex also continues to work toward the completion of the financing of the Satmex 6 satellite with the U.S. and French Export Credit Agencies.

      As described above, a registration statement relating to the new Fixed Rate Notes to be issued in the exchange offer has been filed with the SEC but has not become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and Satmex has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or in Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or of Mexico.

                        SATELITES MEXICANOS, S.A. de C.V.

                              FINANCIAL INFORMATION

                                      INDEX

                                                                            Page
                                                                            ----
Financial Statements (Unaudited):
   Condensed Balance Sheets as of June 30, 2003 and
      December 31, 2002 ...................................................   2
   Condensed Statements of Operations for the three and
      six months ended June 30, 2003 and 2002 .............................   3
   Condensed Statements of Cash Flows for the six months
      ended June 30, 2003 and 2002 ........................................   4
   Notes to Unaudited Condensed Financial Statements ......................   5
Operating and Financial Review and Prospects ..............................   10

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

                            CONDENSED BALANCE SHEETS
                     (Amounts in thousands of U.S. dollars)
                                   (Unaudited)

                                                         June 30,   December 31,
                                                           2003         2002
                                                        ---------   ------------
                                                                       (Note)
                                     Assets

Current assets:
      Cash and cash equivalents ......................  $  16,988    $   26,822
      Restricted and segregated cash .................                    6,817
      Accounts receivable, net .......................      3,522         5,597
      Prepaid insurance ..............................      3,102         6,440
      Due from related parties .......................      6,525         4,796
      Deferred income taxes ..........................      1,789         1,385
                                                        ---------    ----------
         Total current assets ........................     31,926        51,857
      Satellites and equipment, net ..................    272,525       289,637
      Construction in process - Satmex 6 (Note 1) ....    237,388       214,903
      Concessions, net ...............................    444,163       450,616
      Deferred financing costs, net ..................      2,925         3,671
      Other assets ...................................      1,087           410
                                                        ---------    ----------
         Total assets ................................  $ 990,014    $1,011,094
                                                        =========    ==========

                      Liabilities and Stockholders' Equity

Current liabilities:
      Current maturities of long-term debt ...........  $ 203,874    $    1,000
      Accounts payable ...............................      2,732         2,788
      Accrued expenses ...............................      2,483         6,407
      Interest payable ...............................     14,196        14,196
      Due to related parties .........................      3,385         2,231
      Deferred revenue - customers ...................      2,004         2,213
      Deferred revenue - Mexican government ..........      2,200         2,200
                                                        ---------    ----------
         Total current liabilities ...................    230,874        31,035
      Accrued expenses, non current ..................      3,276         3,276
      Due to related parties. ........................        583
      Deferred revenue - Mexican government ..........     73,435        74,535
      Deferred income taxes ..........................      7,070        10,194
      Long-term debt .................................    320,000       523,374
                                                        ---------    ----------
         Total liabilities ...........................    635,238       642,414
                                                        ---------    ----------

Commitments and contingencies (Note 6)
Stockholders' equity:
      Preferred stock ................................     31,886        31,886
      Common stock ...................................    385,808       385,054
      Accumulated deficit ............................   (62,918)      (48,260)
                                                        ---------    ----------
         Total stockholders' equity ..................    354,776       368,680
                                                        ---------    ----------
         Total liabilities and stockholders' equity ..  $ 990,014    $1,011,094
                                                        =========    ==========

----------
Note: The December 31, 2002 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                   (Unaudited)

                                        Three months ended    Six months ended
                                             June 30,             June 30,
                                        ------------------  --------------------
                                          2003      2002      2003        2002
                                        --------   -------  ---------   --------
Service revenue ......................  $ 19,385   $20,400  $  40,188   $ 43,009
                                        --------   -------  ---------   --------
Operating expenses:

  Satellite operations ...............     3,357     4,714      7,002      9,623

  Selling and administrative
    expenses .........................     5,147     4,275     10,792      8,693

  License and management fees ........       274       271        568        574

  Depreciation expense and
     amortization of concessions .....    11,971    11,848     23,901     23,652
                                        --------   -------  ---------   --------
                                          20,749    21,108     42,263     42,542
                                        --------   -------  ---------   --------
Operating (loss) income ..............   (1,364)     (708)    (2,075)        467

Interest income ......................        80       645        157      1,560
Interest expense and amortization of
  deferred financing costs. ..........   (7,791)   (9,828)   (15,633)   (20,750)
Net foreign exchange gain ............        55        30        119          6
                                        --------   -------  ---------   --------
Loss before deferred income tax ......   (9,020)   (9,861)   (17,432)   (18,717)
Deferred income tax benefit ..........     1,820     9,774      3,528     10,977
                                        --------   -------  ---------   --------
Net loss .............................   (7,200)      (87)   (13,904)    (7,653)
Preferred stock dividend
  requirement ........................     (377)     (377)      (754)      (754)
                                        --------   -------  ---------   --------
Net loss applicable to common
  stockholders .......................  $(7,577)   $ (464)  $(14,658)   $(8,494)
                                        ========   =======  =========   ========

             See notes to unaudited condensed financial statements.

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                   (Unaudited)

                                                              Six months ended
                                                                  June 30,
                                                            --------------------
                                                              2003       2002
                                                            ---------  ---------
Operating activities
Net loss ................................................   $(13,904)  $ (7,740)

Adjustments to reconcile net loss to operating
   cash flow:
   Depreciation expense and amortization of
     concessions ........................................      23,901     23,652
   Amortization of deferred financing costs .............       1,241      1,151
   Deferred revenue - customers .........................       (209)        188
   Deferred revenue - Mexican government ................     (1,100)    (1,100)
   Deferred income taxes ................................     (3,528)   (10,977)
   Interest income from restricted and segregated cash ..         (5)    (1,112)
   Use of restricted and segregated cash for interest
     payments ...........................................         177      8,047

Changes in assets and liabilities:
   Accounts receivable ..................................       2,075    (3,380)
   Prepaid insurance ....................................       3,338      3,761
   Accounts payable and accrued expenses ................     (3,980)   (11,786)
   Due from/to related parties ..........................           8      2,609
   Deferred financing costs and other assets ............     (1,172)      (495)
                                                            ---------  ---------
Cash flow provided by operating activities ..............       6,842      2,818
                                                            ---------  ---------
Investing activities
Use of restricted and segregated cash ...................       6,645     68,785
Construction in progress - Satmex 6 .....................    (22,485)   (69,475)
Acquisition of equipment, net ...........................       (336)    (1,009)
                                                            ---------  ---------
Cash flow used in investing activities ..................    (16,176)    (1,699)
                                                            ---------  ---------
Financing activities
Use of restricted and segregated cash ...................                 13,126
Repayment of senior secured notes .......................       (500)   (13,126)
                                                            ---------  ---------
Cash flow used in financing activities ..................       (500)
                                                            ---------  ---------
(Increase) decrease in cash and cash equivalents ........     (9,834)      1,119
Cash and cash equivalents - beginning of period .........      26,822     26,194
                                                            ---------  ---------
Cash and cash equivalents - end of period ...............   $  16,988  $  27,313
                                                            =========  =========
Supplemental disclosure
Interest paid ...........................................   $  23,341  $  24,983
                                                            =========  =========

             See notes to unaudited condensed financial statements.

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                            (Amounts in U.S. dollars)

1. THE COMPANY

      Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit and does not generate operating revenue. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), through Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento"), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento's voting interests. The remaining 25% of Satmex's capital stock was retained by the Mexican government.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly-owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the "Government Obligation"). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral's and Principia's interests in Firmamento.

      In August 2000, Satmex's Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax.

      Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex 6 was designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Satmex contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the latter part of 2003.

      As a result of schedule delays, Satmex and Space Systems/Loral have agreed that Satmex 6 will be delivered in 2003. Under the original contract, Satmex earned certain liquidated damages as a result of the delay. An amendment to the contract was subsequently executed, which, among other things, transferred title of the satellite to Satmex, waived the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, reduced future orbital incentive payments due to Space Systems/Loral. In addition, Satmex and Loral separately agreed to waive the intellectual property

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

fees for a two year period, and Satmex, Loral and Principia agreed to waive the management fees for a two year period.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement is being negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3(degree)W.L. to 118.7(degree)W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively affect the Company's ability to provide expanded services in the United States and could adversely affect the business.

      In April 2001, Satmex 5, a BS601HP spacecraft, experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System ("XIPS"), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system and the first system as the back up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

2. BASIS OF PRESENTATION

      The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") on a consistent basis for the six months ended June 30, 2003 and 2002, and in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the six months ended June 30, 2003, are not necessarily indicative of the results to be expected for the year. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Satmex as of December 31, 2002 and 2001and for each of the three years in the period ended December 31, 2002, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on June 30, 2003.

Reclassifications

      Certain reclassifications have been made to conform prior period amounts for the year ended December 31, 2002 and the six months ended June 30, 2002, to the current presentation.

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

3. ACCOUNTS RECEIVABLE
                                                    June 30,      December 31,
                                                      2003            2002
                                                    --------     --------------
                                                                 (in thousands)
    Customers ...................................   $ 3,927           $ 6,770
    Value added tax recoverable .................       833               526
    Other .......................................     1,300               470
    Allowance for uncollectible accounts ........   (2,538)           (2,169)
                                                    -------           -------
                                                    $ 3,522           $ 5,597
                                                    =======           =======

Provisions for bad debts were $400,000 and $0 and charge-offs were $31,000 and $456,000 for the six months ended June 30, 2003 and 2002, respectively.

4.  SATELLITES AND EQUIPMENT
                                                 June 30,       December 31,
                                                   2003             2002
                                                 --------      --------------
                                                               (in thousands)
    Satellites ..............................   $  409,119        $  409,119
    Equipment ...............................       30,823            30,677
    Furniture and fixtures ..................        6,653             6,664
    Leasehold improvements ..................        4,374             4,371
    Construction in progress ................          589               455
                                                ----------        ----------
                                                   451,558           451,286
    Accumulated depreciation ................    (179,033)         (161,649)
                                                ----------        ----------
                                                $  272,525        $  289,637
                                                ==========        ==========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                June 30,      December 31,
                                                 2003             2002
                                                --------     --------------
                                                             (in thousands)
    Amounts receivable:
    Enlaces ................................     $3,126          $2,900
    Mexican government agencies ............      2,204           1,887
    Loral ..................................      1,195
    Service companies ......................                          9
                                                 ------          ------
                                                 $6,525          $4,796
                                                 ======          ======
    Amounts payable:
    Service companies ......................     $2,524          $1,881
    Loral ..................................        861             314
    Enlaces ................................                         36
                                                 ------          ------
                                                 $3,385          $2,231
                                                 ======          ======
    Amounts payable long term:
    Loral ..................................     $  583
                                                 ======

Transactions with related parties, not otherwise disclosed, are as follows:

Enlaces

      Enlaces Integra ("Enlaces"), a company owned by Principia and Loral, leases transponder capacity and teleport equipment from Satmex. Revenue from these leases was $491,000 and $343,000 for the six months

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

ended June 30, 2003 and 2002, respectively. Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces would have matured on January 4, 2006 and accrued interest at a rate equal to Satmex's weighted average interest cost plus 1%. The maximum available borrowing is $5 million, including accrued interest. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Enlaces immediately used the proceeds from the sale to repay fully its outstanding loan from Satmex. At June 30, 2003, there were no borrowings outstanding under the loan agreement.

Revenue

      Revenue from related parties, primarily the Mexican government, was $4.6 million and $5.0 million for the six months ended June 30, 2003 and 2002, respectively.

Replacement capacity

      Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $0.9 million and $3.0 million for the six months ended June 30, 2003 and 2002, respectively, for providing capacity on Loral Skynet satellites.

Commissions

      Loral Skynet billed Satmex $178,000 and $214,000 for sales commissions for the six months ended June 30, 2003 and 2002, respectively.

Management fee

      Loral and Principia are responsible for managing Satmex. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the six months ended June 30, 2003 and 2002, no management fee was due. Loral and Principia have waived the management fee for the two years subsequent to the closings of the financings for the completion, launch and insurance of Satmex 6, provided such financings close by October 31, 2003.

License fee

      Loral has licensed certain intellectual property to Satmex for an annual fee of 1.5% of the Company's gross revenue, as defined. For the six months ended June 30, 2003 and 2002, the fee was $583,000 and $620,000, respectively, of which $15,000 and $46,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers. Loral has waived the license fee for the two years subsequent to the closings of the financings for the completion, launch and insurance of Satmex 6, provided such financings close by October 31, 2003.

Rent

      The equipment in the satellite control centers is owned by the Company, while the land and buildings that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $216,000 and $166,000 for the six months ended June 30, 2003 and 2002, respectively.

Service companies

      In 1999, Firmamento formed three wholly owned subsidiaries: Satmex Corporativo, S.de R.L. de C.V., Satmex Administracion, S. de R.L. de C.V. and Satmex Servicios Tecnicos, S. de R.L. de C.V. In June 1999, Satmex transferred its management personnel to Satmex Corporativo and its administrative personnel to Satmex Administracion. In November, 1999, Satmex transferred its union personnel to Satmex Servicios Tecnicos. None of these three corporations has any material assets. Satmex pays these companies for the

                        SATELITES MEXICANOS, S.A. DE C.V.
       (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

actual personnel costs incurred plus a fee. For the six months ended June 30, 2003 and 2002, the fee was $199,000 and $271,000, respectively.

Guarantee arrangements

      In connection with the indenture governing the Company's Senior Secured Floating Rate Notes due 2004 (the "Senior Secured Notes"), Servicios and Firmamento have provided and continue to provide guarantees on behalf of the Company.

6. COMMITMENTS AND CONTINGENCIES

      On January 1, 2002, the Mexican government amended the tax law to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with external tax advisors and its internal legal department, that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company's interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting resolution of this matter. If the Mexican government disagrees with the Company's position, an assessment of the tax and penalty could have a material adverse effect on the results of operations, cash flows and financial position of the Company.

      In November 2002, Satmex renewed the in-orbit insurance on Solidaridad 2 through November 2003. The insurance coverage was provided in accordance with usual and customary practices for the coverage of BS-601 satellites. This insurance does not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1. Additionally, the new terms of insurance increased the percentage of the satellite's transponder capacity that must be lost for a total loss to be declared to 75%, from 50%. An uninsured loss of Solidaridad 2 would have a material effect on the Company's results of operations, financial condition and cash flows.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement is being negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact the Company's ability to provide expanded services in the United States and could adversely affect Satmex's business.

      In April 2003, Satmex received confirmation of approval from Compagnie Francaise d'Assurance pour le Commerce Exterieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, Satmex will have to repay, refinance or restructure its Senior Secured Notes and its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy or to complete and launch the Satmex 6 satellite, and the Company's financial condition and results of operations will be materially adversely affected. Further, if Satmex's indebtedness is not restructured, Satmex does not expect future cash flows to be sufficient to make future interest payments on its indebtedness.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "plans", "may", "will", "would", "could", "should", "anticipates", "estimates", "projects", "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company's significant leverage. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statements.

      The following should be read in conjunction with the unaudited condensed financial statements of the Company as of and for the six months ended June 30, 2003 and 2002 contained herein, and the audited financial statements and notes thereto of Satmex as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on June 30, 2003.

Overview

      Satmex holds concessions from the government of Mexico to operate satellites in three orbital positions. The Company owns and operates two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. Satmex also owns and plans to launch a third satellite, Satmex 6, in the fourth quarter of 2003. Satmex's fourth satellite, Morelos 2, is in an inclined orbit and no longer producing revenue. Satmex operates in the fixed satellite services segment and is the leading provider of such services in Mexico and is expanding such services to become a leading provider of fixed satellite services throughout the Americas. Satmex is also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. The Company has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral and Principia acquired 75% of Satmex's issued and outstanding stock from the government of Mexico for $647 million through Firmamento. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento's voting interests. The remaining 25% of Satmex's capital stock was retained by the Mexican government.

      On March 12, 1999, Satmex issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in Satmex common stock. The preferred stock can be exchanged at the Company's option into Satmex common stock, at a ratio of one share of preferred stock for
2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of June 30, 2003, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of Satmex's outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Recent Trends in the Satellite Industry

      Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optics capacity around the world. At the same time, demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the Internet sector, one of the primary growth drivers for satellite services, also suffered a downturn from which it has not yet recovered. The worldwide business climate began to slow down and Latin America, because of its more volatile economies, has suffered to a greater extent.

      This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From April 2001 to March 2003, contract cancellations decreased Satmex's backlog by $169.3 million.

      At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth to which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry. In addition, prices of fixed satellite services have decreased over the last two years.

      During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in Satmex's market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. A total of 18 satellites were registered to provide satellite service in Mexico.

      Due, however, to lower pricing as well as early economic recovery, the Company is beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are working in Satmex's favor because this service requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct to home) offer local channels (local-into-local) will entail greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly as is demand in Latin America for U.S. channels. Satmex is seeking to enter the market for Spanish language programming by working with Latin American programmers in an effort to create demand for its satellite services.

Satellite Operations

      In August 2000, Satmex's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax.

      Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex 6 was designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Satmex contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the latter part of 2003.

      As a result of schedule delays, Satmex and Space Systems/Loral have agreed that Satmex 6 will be delivered in 2003. Under the original contract, Satmex earned certain liquidated damages as a result of the delay. An amendment to the contract was subsequently executed, which, among other things, transferred title of the satellite to Satmex, waived the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite and reduced future orbital incentive payments due to Space Systems/Loral. In addition, Satmex and Loral separately agreed to waive the intellectual property fees for a two year period, and Satmex, Loral and Principia agreed to waive the management fees for a two year period.

      In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System ("XIPS"), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system and the first system as the back up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

      At June 30, 2002, Satmex's Solidaridad 2 and Satmex 5 were operating normally and had remaining estimated useful lives of 6.3 and 11 years, respectively.

      Results of Operations for the Three Months Ended June 30, 2003 compared to June 30, 2002

Revenue

      Revenue for the second quarter of 2003 decreased $1.0 million to $19.4 million, as compared to $20.4 million for the second quarter of 2002.

      During 2001, 2002 and the first half of 2003, the Company experienced significant terminations, and was unable to renew contracts with certain customers upon expiration. During the second quarter of 2003, approximately 21 customers accounted for approximately 80% of Satmex's current revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on the Company's results of operations.

Operating expenses

      Operating expenses were $20.7 million for the second quarter of 2003 versus $21.1 million in the second quarter of 2002, as described below.

      Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $3.4 million for the second quarter of 2003, as compared to $4.7 million in the second quarter of 2002, a decrease of $1.3 million. The decrease is due to a lower cost of $1.2 million for replacement capacity on third party satellites for customers previously on Solidaridad 1, as the Company has migrated its customers to its own fleet.

      Selling and administrative expenses. Selling and administrative expenses in the second quarter of 2003 were $5.1 million as compared to $4.3 million in the second quarter of 2002, an increase of $0.8 million. The increase is due to an increase of $0.4 million of advisory expenses and $0.4 million of provision for uncollectible accounts.

      License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the six months ended June 30, 2003 and 2002, no management fee was due. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the six months ended June 30, 2003 and 2002, the fee was $280,000 and $292,000, respectively, of which $6,000 and $21,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers. Loral and Principia have waived the management fee and Loral has waived the license fee for the two years subsequent to the closings of the financings for the completion, launch and insurance of Satmex 6, provided such financings close by October 31, 2003.

      Depreciation and amortization. Depreciation expense for the second quarter of 2003 was $8.8 million as compared to $8.6 million during the second quarter of 2002. Amortization expense relating to the concessions was $3.2 million in each quarter.

Interest income

      Interest income for the second quarter of 2003 was $80,000 as compared to $645,000 for the second quarter of 2002. The decrease is due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest cost

      Total interest cost was $12.4 million in the second quarter of 2003 as compared to $13.3 million in the second quarter of 2002. Total interest cost includes capitalized interest related to the construction of Satmex 6, which amounted to $4.6 million for the second quarter of 2003 and $3.4 million for the second quarter of 2002. Total interest cost decreased due to lower average outstanding debt in the second quarter of 2003 and lower interest rates on the Company's variable rate debt.

Net foreign exchange gain

      The Company recorded a net foreign exchange gain of $55,000 in the second quarter of 2003 and $30,000 in the second quarter of 2002.

Deferred income tax benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2003 for the effect of this change on its deferred tax assets and liabilities.

      For the three months ended June 30, 2003, the Company recorded a deferred income tax benefit of $1.8 million on a loss before income taxes of $9.0 million as compared to a deferred income tax benefit of $8.0 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $9.9 million for the three months ended June 30, 2002. The provision for income taxes for the three months ended June 30, 2003 and 2002, differ from the statutory tax rate of 34% and 35% respectively due to inflationary components and remeasurement.

Preferred stock dividend requirement

      The preferred stock dividend requirement was $377,000 in each quarter.

Results of Operations for the Six Months Ended June 30, 2003 compared to June 30, 2002

Revenue

      Revenue for the first six months of 2003 decreased $2.8 million to $40.2 million, as compared to $43.0 million for the first six months of 2002. This decrease was primarily the result of the expiry of the Company's contract with Innova on March 31, 2002, which represented $1.5 million of revenue for the first quarter of 2002.

      During 2001, 2002 and the first six months of 2003, the Company experienced significant customer terminations, and was unable to renew contracts with certain customers upon expiration. During the first six months of 2003, approximately 25 customers accounted for approximately 80% of Satmex's current revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on the Company's results of operations.

Operating expenses

      Operating expenses were $42.3 million for the first six months of 2003 versus $42.5 million for the first six months of 2002, as described below.

      Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $7.0 million for the first six months of 2003, as compared to $9.6 million in the first six months of 2002, a decrease of $2.6 million. The decrease is largely due to a $2.3 million cost reduction for replacement capacity on third party satellites for customers previously on Solidaridad 1, as the Company has migrated its customers to its own fleet.

      Selling and administrative expenses. Selling and administrative expenses in the first six months of 2003 were $10.8 million as compared to $8.7 million in the first six months of 2002, an increase of $2.1 million. The increase is due to severance expense of $0.5 million related to personnel reductions, $0.7 million as a provision for future personnel benefits, and higher advisory expenses of $0.9 million.

      License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the six months ended June 30, 2003 and 2002, no management fee was due. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the six months ended June 30, 2003 and 2002, the fee was $583,000 and $620,000, respectively, of which $15,000 and $46,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers. Loral and Principia have waived the management fee and Loral has waived the license fee for the two years subsequent to the closings of the Satmex 6 financings, provided such financings close by October 31, 2003.

      Depreciation and amortization. Depreciation expense for the first six months of 2003 was $17.4 million as compared to $17.2 million during the first six months of 2002. Amortization expense relating to the concessions was $6.5 million in each period.

Interest income

      Interest income for the first six months of 2003 was $157,000 as compared to $1.6 million for the first six months of 2002. The decrease is due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest cost

      Total interest cost was $24.7 million in the first six months of 2003 as compared to $26.4 million in the first six months of 2002. Total interest cost includes capitalized interest related to the construction of Satmex 6, which amounted to $9.1 million for the first six month of 2003 and $5.6 million for the first six months of 2002. Total interest cost decreased due to lower average outstanding debt in the first six months of 2003 and lower interest rates on the Company's variable rate debt.

Net foreign exchange gain

      The Company recorded a net foreign exchange gain of $119,000 in the first six months of 2003 and $6,000 in the first six months of 2002.

Deferred income tax benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2003 for the effect of this change on its deferred tax assets and liabilities.

      For the six months ended June 30, 2003, the Company recorded a deferred income tax benefit of $3.5 million on a loss before income taxes of $17.4 million as compared to a deferred income tax benefit of $9.2 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $18.7 million for the six months ended June 30, 2002. The provision for income taxes for the six months ended June 30, 2003 and 2002, differ from the statutory tax rate of 34% and 35% respectively due to inflationary components and remeasurement.

Preferred stock dividend requirement

      The preferred stock dividend requirement was $754,000 in each period.

Liquidity and Capital Resources

      At June 30, 2003, the Company had total debt of $523.9 million and management believes the Company was then in compliance with all covenants governing its debt agreements. However, the Company did not make the $16.2 million interest payment due its Fixed Rate Notes as scheduled on August 1, 2003. According to the terms of the indenture governing the Fixed Rate Notes, the Company has 30 days from August 1 to make the payment in order to avoid an Event of Default as defined in the indenture.

      The Company's primary source of liquidity for working capital purposes is cash flow from operations. As of June 30, 2003, Satmex had $17.0 million in available cash and cash equivalents. Funds from the satellite and debt escrow accounts had been fully used and, as of June 30, 2003, no remaining balances existed. The Company believes that available cash will not be sufficient to fund the in orbit delivery of the Satmex 6 satellite unless the Company obtains other financing or negotiates satisfactory payment terms for delivery of Satmex 6 in-orbit.

      In April 2003, Satmex received confirmation of approval from Compagnie Francaise d'Assurance pour le Commerce Exterieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, Satmex will have to repay, refinance or restructure its Senior Secured Notes and its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy or to complete and launch the Satmex 6 satellite, and the Company's financial condition and results of operations will be materially adversely affected. Further, if Satmex's indebtedness is not restructured, Satmex does not expect future cash flows to be sufficient to make future interest and principal payments on its indebtedness.

      On March 18, 2003, holders of Satmex's Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Notes indenture and Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 20, 2003, solely to the holders that gave consent. The total fee paid was $495,000. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the Ex-Im Bank and Coface financings be closed on or prior to September 30, 2003.

Cash used and provided

      Net cash provided by operating activities for the six months ended June 30, 2003 was $6.8 million.

      Cash used in investing activities in the first six months of 2003 was $16.2 million. Capital expenditures for the first six months of 2003 were $22.8 million, which included $22.5 for the construction of Satmex 6. In the first six months of 2003, $6.6 million of the expenditures for Satmex 6 was funded from restricted and segregated cash. Substantially all capital expenditures are denominated in U.S. dollars.

      Cash used in financing activities for the first six months of 2003 was $0.5 million for the repayment of principal of the Senior Secured Notes.

      Contractual Obligations and Other Commercial Commitments

The Fixed Rate Notes

      On February 2, 1998, Satmex issued the Fixed Rate Notes in an aggregate principal amount of $320 million, all of which was outstanding on June 30, 2003. The interest rate on the Fixed Rate Notes is 10.125%. Satmex is required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. Satmex did not make the interest payment due of US$16.2 million on the Fixed Rate Notes as scheduled on August 1, 2003. According to the terms of the indenture governing the Fixed Rate Notes, Satmex has 30 days from August 1 to make the payment in order to avoid an Event of Default as defined in the indenture.

      The Fixed Rate Notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of the Company's existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of the Company's future subordinated indebtedness.

      The Fixed Rate Notes indenture contains certain covenants that impose certain limitations and restrictions on Satmex's ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

The Senior Secured Notes

      On March 2, 1998, Satmex issued $325 million of senior secured Senior Secured Notes due June 30, 2004. The Senior Secured Notes rank senior in right of payment to all of the Company's subordinated debt and pari passu in right of payment to all of the Company's senior indebtedness, including the existing notes. They are secured by a lien on substantially all of Satmex's assets and the shares held by Servicios in the Company and by Firmamento in Servicios. The Senior Secured Notes bear interest at rates based either on LIBOR or the base rate specified in the Senior Secured Notes indenture, at our option, and are redeemable at Satmex's option. In addition, the Senior Secured Notes are guaranteed by Firmamento and Servicios.

      In addition to containing similar covenants as the Fixed Rate Notes, the Senior Secured Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures. At June 30, 2003, we were in compliance with all covenants in the Senior Secured Note indenture.

      We are required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the Senior Secured Note indenture, with the balance due on June 29, 2004.

      At December 31, 2001, a technical default existed with respect to the Senior Secured Notes due to Satmex's failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note indenture. On April 23, 2002, Satmex made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. Satmex believes that the payment on April 23, 2002, cured the technical default on the Senior Secured Notes. At December 31, 2001, Satmex classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

      In February 2000, the Senior Secured Notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On March 18, 2003, holders of the Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Note indenture and Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 21, 2003, solely to the holders that gave consent. The total fee paid was $495,000. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the loans backed by Ex-Im Bank and Coface be closed on or prior to September 30, 2003.

      Satmex plans to prepay the entire principal amount of the Senior Secured Notes upon completion of the financings for the construction, insurance and launch of Satmex 6 and the restructuring of our Fixed Rate Notes.

Our Credit Rating

      On November 1, 2002, Moody's Investor Services lowered its ratings of Satmex's senior unsecured indebtedness from "B3" to "Ca." A "B3" rating is the sixth lowest rating category out of 21 used by Moody's. A "B" rating describes obligations that Moody's believes generally lack characteristics of a desirable investment where there is little assurance that interest and principal payments will be made or of maintenance of other terms will be kept over a long period of time. "Ca" is the second lowest rating category out of 21 and describes obligations that Moody's believes are speculative in a high degree and that are often in default or have other marked shortcomings.

      On September 23, 2002 Standard & Poor's lowered Satmex's long term foreign issuer credit rating from "B" to "CCC+." A "B" rating is the eighth lowest rating category out of 22 used by S&P and a "CCC+" rating is the sixth lowest rating out of 22. A "B" rating describes an obligation that S&P believes is more vulnerable to nonpayment than obligations rated "BB," but where the obligor has the capacity to meet its financial commitment on the obligation at that time. S&P believes that adverse business, financial, or economic conditions will likely impair the "B" rated obligor's capacity or willingness to meet its financial commitments. A "CCC+" rating describes an obligation that S&P believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, S&P believes that a "CCC" rated obligor is not likely to have the capacity to meet its financial commitment on the obligation.

      As a result of these negative credit ratings and downgrades, Satmex's sources of short-term financing have become limited, which impedes the Company's ability to finance operations. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of the Company's existing customers.

Other Matters

      Insurance Costs

      Satmex, like others in the satellite industry, is faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001, and in part to recent losses in the satellite industry, including that of Solidaridad 1. This development in the insurance industry will increase the


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

Company's cost of doing business. Satmex intends to pass on such increased cost to its customers. There is no assurance, however, that the Company will be able to do so. Insurance market conditions have historically been cyclical in nature. While Satmex anticipates that these conditions will improve in the future, there can be no assurance that they will.

      Satmex is in the process of obtaining launch insurance for Satmex 6. Prior to launch, the Company intends to insure Satmex 6 for $300 million against failure during launch or its first year in orbit. Satmex is currently negotiating the appropriate documentation and anticipates no exclusions other than as customary.

Related Party Transactions

      See Footnote 5 - Balances and Transactions with Related Parties in the notes to unaudited condensed financial statements for a discussion of related party transactions.

Accounting Pronouncements

      In April 2002, the FASB issued Statement No. 145, Recission of FASB Statement No. 4, 44, and 64, Amendment FASB No. 13 and Technical Corrections ("SFAS 145"). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense) beginning in fiscal 2003, with early adoption encouraged. This SFAS No. 145 has not had a material effect on the financial statements of the Company.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to FASB Statement No. 123," ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This SFAS No. 148 has no effect in the financial statements of the Company.

      In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS
150). SFAS 150 addresses the accounting for certain financial instruments that issuers could previously account for as equity. SFAS 150 affects three types of financial instruments: mandatorily redeemable shares; instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. SFAS 150 does not apply to features imbedded in a financial instrument that is not a derivative in its entirety. The Company was required to adopt aspects of SFAS 150 beginning on May 31, 2003. The adoption of SFAS 150 had no effect on the financial statements of the Company.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               SATELITES MEXICANOS, S.A. de C.V.

                                               By: Cynthia Pelini
                                                  ------------------------------
                                               Cynthia Pelini
                                               Chief Financial Officer
                                               Date: August 5, 2003


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